EXHIBIT 12.1


                    OCWEN FINANCIAL COPORATION AND SUBSIDIARIES
                      COMPUTATION OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                                 2000        1999         1998        1997        1996
                                              ---------    ---------   ---------    ---------   ---------
EARNINGS:
  (Loss) income from continuing
     operations before income taxes and
     extraordinary gain (1) ...............   $  (8,564)   $  23,973   $ (32,805)   $  99,538   $  61,301

Add:
  Interest expensed and capitalized,
    except interest on deposits, and
    amortization of capitalized
    debt expenses .........................      84,897       72,765      84,596       44,137      23,162
  Interest on deposits ....................      98,224       98,370     116,584      122,070      93,773
  Interest component of rental expense ....       1,124        2,032       2,135          958         520
                                              ---------    ---------   ---------    ---------   ---------
  Total fixed charges (2) .................     184,245      173,167     203,315      167,165     117,455
                                              ---------    ---------   ---------    ---------   ---------
Earnings for computation purposes .........   $ 175,681    $ 197,140   $ 170,510    $ 266,703   $ 178,756
                                              =========    =========   =========    =========   =========

Ratio of earnings to fixed charges:
  Including interest on deposits (3).......      (4)          1.13        (4)          1.58        1.52
  Excluding interest on deposits (3).......      (5)          1.33        (5)          3.39        3.68

(1) Earnings represents pre-tax income from continuing operations before extraordinary gain, adjusted for losses and undistributed income of equity investees.

(2) Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(3) The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes and extraordinary gains, adjusted for losses and undistributed income of equity investees plus fixed charges by (y) fixed charges.

(4) Due to the Company's loss in 2000 and 1998, the ratio of earnings to fixed charges was less than 1:1. The Company would have had to have generated additional earnings of $9,305 and $34,117, respectively, to achieve a coverage of 1:1.

(5) Due to the Company's loss in 2000 and 1998, the ratio of earnings to fixed charges was less than 1:1. The Company would have had to have generated additional earnings of $8,564 and $32,805, respectively, to achieve a coverage of 1:1.